 **Archneura Inc.**
May 14 · 🌐

Are you ready to change the world through real estate?

Buildings are being demolished faster than ever before in history – typically a 30-50 year time frame.

When the cost of improvements to a building exceeds the cost to build new, a building will always be demolished.

The decision is driven purely by economics.

The Building Quality Index (BQI) was created to stop this "tipping point" which results in premature demolition.

Low building quality and lack of capital improvements are the reasons that the tipping point is reached.

By increasing quality and doing the right capital improvements, buildings can live for double, triple, or even longer than their current lifespans. Increasing the lifespan has substantial economic benefit, because it decreases the total cost of ownership, leading to a higher ROI for owners.

In addition, longer building lifespans have a dramatic impact on reducing construction waste.

Currently, demolition waste is 90% of construction waste, and construction waste is twice the volume of municipal waste in the US (US EPA).

River deltas are starting to disappear because of such high demand for sand for new concrete, when we are burying millions of tons of used concrete in landfills.

This huge waste problem is not being addressed because no one has figured out how to make it work economically.

The BQI cracks this nut by using a data driven analysis to show that longer lifespans are both environmentally and economically better. The BQI is the only quality measurement tool for real estate that is a closed system, like a credit rating.

This makes it impossible to cheat and therefore much more accurate - suitable for large scale use for any commercial building in the world.

Support our campaign on https://wefunder.com/archneura/ask and be a part of the solution!



WEFUNDER.COM

Invest in Archneura: Working to stop disposable buildings. | Wefunder   [Learn More]

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 **Archneura Inc.**
May 14 at 12:53 PM · 🌐

Are you ready to change the world?

Buildings are being demolished faster than ever before in history

When the cost of improvements to a building exceeds the cost to build new, a building will always be demolished.

The decision is driven purely by economics.

The Building Quality Index (BQI) was created to stop this "tipping point" which results in premature demolition.

Low building quality and lack of capital improvements are the reasons that the tipping point is reached.

By increasing quality and doing the right capital improvements, buildings can live for double, triple, or even longer than their current lifespans. Increasing the lifespan has substantial benefit, because it decreases the total cost of ownership, leading to a higher ROI for owners.

In addition, longer building lifespans have a dramatic impact on reducing construction waste.

Currently, demolition waste is 90% of construction waste, and construction waste is twice the volume of municipal waste in the US (US EPA).

River deltas are starting to disappear because of such high demand for sand for new concrete, when we are burying millions of tons of used concrete in landfills.

This huge waste problem is not being addressed because no one has figured out how to make it work.

The BQI cracks this nut by using a data driven analysis to show that longer lifespans are both environmentally and economically better. The BQI is the only quality measurement tool for real estate that is a closed system, like a credit rating.

This makes it impossible to cheat and therefore much more accurate - suitable for large scale use for any commercial building in the world.

Support our campaign on https://wefunder.com/archneura/ask and be a part of the solution!


  

ARCHNEURA.COM

Archneura | BQI   [Learn More]

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Patricia Seaward Re-purposing would be better.Too much history lost by demolition. 😔
4w    4

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Archneura Inc.
May 20 at 12:27 PM · 🌐

Buildings aren't being built to last; they're being built to be trashed.

The average building built today has a life span of only 30 years. And each building requires an immense investment of energy, time, and natural resources.

These disposable buildings are depleting our earth, our resources, and filling up our landfills.

But there is a solution, BQI, a building longevity assessment tool that gives owners and potential buyers insight and suggestions into expanding the longevity of your building.

Learn more about our wefunder campaign
https://wefunder.com/archneura/ask...



WEFUNDER.COM
Invest in Archneura: Working to stop disposable buildings. | Wefunder

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 **Archneura Inc.**
May 20 at 12:33 PM · 🌐

"Real estate is the best investment" is a maxim we hear frequently.

But the average building built today has a lifespan of only 30 years. That isn't enough time for investors to get a worthwhile return.

BQI is a building assessment tool that assesses the longevity of buildings; helps buyers to better plan their acquisitions and helps owners to maximize the lifecycle of their buildings.

Interested in learning about this opportunity; visit our Wefunder Campaign https://wefunder.com/archneura/ask...



WEFUNDER.COM

Invest in Archneura: Working to stop disposable buildings. | Wefunder

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 **Archneura Inc.**
May 24 at 1:47 PM ·

We all know about Plastic waste; but what about building waste?

Building waste is a huge contributor to landfills and the destruction of natural resources. We could minimize this waste by lengthening the lifecycle of buildings.

That's what BQI aims to do. BQI is a building rating system that can help builders, owners, and potential buyer maximize their investments and build buildings that last.

Learn more about our wefunder campaign
https://wefunder.com/archneura/ask...



WEFUNDER.COM

Invest in Archneura: Working to stop disposable buildings. | Wefunder

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 **Louis Ottavio** I agree with your philosophy but no matter how good or well a building is constructed when it's a Bandan and that's when it turns into crap

2w

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 **Clair Marie McDade**
April 1 · 👥

It's time for a professional announcement: My startup is crowdfunding! We have opened a Wefunder campaign. We raised more than $10,000 in the first 24 hours! The primary purpose of the funds is to file a patent. (Currently our technology is patent pending.) I would be grateful if you could check out our deck and share your feedback, and give if you believe in us. Now is the time before the early bird bonus runs out!

https://wefunder.com/archneura/ask

Thank you in advance for your support!



Invest in Achneura:
Working to Stop Disposable Buildings

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 **Profulla Scripture**
Very impressive! 👍 1

Like · Reply · 10w

Write a comment...   😊 📷 GIF 🏷️

 **Clair Marie McDade, RA**
Founder of Archneura
2mo · Edited ·

We are doing a crowdfunding campaign on Wefunder. The first 24 hours are reserved for people in my personal network. It will be opened to the public at 9am tomorrow. There are preferential terms for the first few investors. See Wefunder for details. Thank you in advance for your commitments! Here is the invitation:



Invest in Archneura: Working to stop disposable buildings. | Wefunder
wefunder.com · 1 min read

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Clair Marie McDade, RA
Founder of Archneura
2mo · Edited · 🌐

Update on our Wefunder campaign: we raised more than 10% of our goal in the first 24 hours! This is a great start! To all who haven't yet invested: We need funds to file for a patent, otherwise we will lose the opportunity to patent our invention forever. If we don't reach Wefunder's minimum of $50,000, we won't get anything. So the stakes are high. If you are considering donating, now is the time before the early bird bonus runs out!

https://lnkd.in/dSZrcbq

#opportunity #crowdfundingcampaign #crowdfunding #startupfunding #investinginthefuture



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Clair Marie McDade, RA
Founder of Archneura
2mo •



Here's a dive into our why. Learn about the cause that motivates us. And if you believe us, invest: https://lnkd.in/dSZrcbq

#startup #construction #realestate #data



Our Why
Clair Marie McDade,
Founder & CEO
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 **Clair Marie McDade, RA**
Founder of Archneura
2mo ·

We reached 15% of our Wefunder goal in the first week!

https://lnkd.in/dSZrcbq

We are doing a big push on outreach this week. You can help by sharing our posts on social media, giving us a personal reference if you have not already (Wefunder calls this a "vouch"), and introducing us to other investors or customers. If you need a vouch invitation please email clairmarie at archneura.com.

Thank you to all our investors, friends, family and our professional community for getting us off to a great start!

Clair Marie & Dan

#startup #realestatedata #realestate #constructiontech #cleantech #proptech #datascience #environmentaljustice



Invest in Archneura: Working to stop disposable buildings. | Wefunder
wefunder.com · 1 min read



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 **Clair Marie McDade, RA**
Founder of Archneura
2mo · 🌐    **...**

Special shout-out to our investors at the $2000 level: Andrew Oetjen, Thomas Kelly, Katie Wholean, Kristian Sandberg, David Sharon, and Eduardo Holzer-Torres! We appreciate you!

Colleagues + friends: please share this post to help our campaign!

https://lnkd.in/dSZrcbq

#crowdfunding #startup #cleantechnology #sustainablebuildings #proptech #realestatedata



Invest in Archneura: Working to stop disposable buildings. | Wefunder
wefunder.com · 1 min read

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Clair Marie McDade, RA

Founder of Archneura

2mo •

Update: there is only $1000 left in the early bird terms of our WeFunder campaign! The chance for a higher return could be gone with our next investor. Grab the opportunity before it's too late!
https://lnkd.in/dSZrcbq

#opportunity #startup #angelinvestors #investing #proptech



Invest in Archneura: Working to stop disposable buildings. | Wefunder

wefunder.com • 1 min read

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Clair Marie McDade, RA
Founder of Archneura
1mo •

We have reached more than 35% to our Crowdfunding Goal! We are on track to reach our halfway point by the end of May. Only $12,000 more to go and then our campaign will officially open to a larger pool of investors.

We are looking for a lead investor who has some experience investing in startups and familiarity with our niche. If this is you, don't hesitate to reach out!

https://lnkd.in/dSZrcbq

#cleantech #startup #realestate #environmental #investing #investinginthefuture #circularity #investorswanted



Invest in Archneura: Working to stop disposable buildings. | Wefunder
wefunder.com • 1 min read

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 **Clair Marie McDade, RA**
Founder of Archneura
1w • 🌐 ···

Hello Softbank, invest in Archneura instead!
https://lnkd.in/dSZrcbq

 **Oliver David Krieg** (He/Him) • 1st
Chief Technology Officer at Intelligent City, Founder of odk.design
1w • 🌐

An upsetting turn of events, and very unfortunate for our industry.
Overconfidence and overcapitalization invalidated a viable path towards
innovation.   ...see more



SoftBank-Backed Katerra to Shut Down
theinformation.com • 1 min read

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 **Clair Marie McDade, RA**
Founder of Archneura
3h · 🌐

We have reached 75% of our goal on Wefunder! It is inspiring to see so many people believe in our mission: better quality, longer lasting buildings, reducing the total cost of ownership, preventing demolition and keeping embodied carbon where it belongs - in the building.

There is a new video uploaded under the tab "investor panel" where I'm interviewed by an investor. I answer many common questions about Archneura in this 10-minute video.

https://lnkd.in/dQYd-S4

#proptech #environmental #circularity #realestatedata



Invest in Archneura: Working to stop disposable buildings. | Wefunder
wefunder.com · 1 min read

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Dear << Test First Name >>,

We're starting a crowdfunding campaign using Wefunder. Our primary reason for doing this is to secure funding for a patent. Currently our technology is patent-pending, and we have limited time to file the full application.

The first 24 hours of the campaign are invite-only, for our personal network. For details, see Wefunder. At 9am tomorrow it will open to the public. Feel free to share.

If you believe in our mission, I hope that you will put your money where your mouth is and be a part of our future success.

Many thanks for considering an investment.

Clair Marie McDade RA | Founder & CEO

archneura

Archneura
7420 Colshire Dr Apt 1
McLean, VA 22102-7420

Dear << Test First Name >>,

We are making progress on our crowdfunding campaign on Wefunder. To date we have raised $38,700. This is a great showing of support!

We are working toward hitting $50,000 by the end of May, to keep on track for our $100,000 goal. At $50k, Wefunder officially opens our campaign to a larger pool of investors. So far, all of our investments have come from our friends, family and professional network. The way the crowdfunding regulations work, we have to hit the $50k or we don't get any proceeds from our campaign.

There are four ways you can help us:

1) Check out our campaign and consider making an investment if you haven't already. Notice the perks!

2) Share our Linkedin posts with your network.

3) Email people you know who are passionate about the built environment and encourage them to consider investing.

4) Write a personal reference for us on Wefunder. If you'd like to, email me to request an invitation.

Our pitch deck has been updated with more detailed information about our company. Check it out on our campaign page here!

Thank you kindly,

Clair Marie McDade
Founder & CEO

archneura



Gmail Clair Marie McDade <clairmarie@archneura.com>

Archneura - Wefunder Campaign

Clair Marie McDade <clairmarie@archneura.com> Thu, Apr 15, 2021 at 4:48 PM
To: a.scandariato@redknightproperties.com

Hi Anthony,

I'm so glad we were able to connect. Here is our crowdfunding campaign. You might also want to check out our website as it's new since we talked.

Thank you for taking a look!

Clair Marie McDade RA | Founder & CEO

archneura

Archneura.com Linkedin

BQI Report_V7.pdf
1164K

Clair Marie McDade <clairmarie@archneura.com> Tue, May 11, 2021 at 3:47 PM
To: pdoherty@thedigitgroupinc.com

Hi Paul,

Great to meet you, and thank you for sharing your candid and entertaining stories with me. I really enjoyed the call.

Case studies - all ideas are welcome. Any building type.

Here is our Wefunder campaign.

Business plan - there's a brief overview on Wefunder of how we plan to make money. When you have time I'd love to hear your opinion.

Grants - we already applied for NIST SBIR and are waiting to hear back. We plan to apply to EPA and NSF if we don't get NIST.

I would be very happy to meet your NASA contact. Sounds fascinating.

Thank you again for taking the time to talk. I look forward to getting to know you more.

Clair Marie McDade RA | Founder & CEO

archneura

Archneura.com Linkedin


Intro to Archneura & Wefunder Campaign
2 messages

Clair Marie McDade <clairmarie@archneura.com>   Wed, Apr 14, 2021 at 3:42 PM
To: allen.whitaker@stantec.com

Hi Allen,

Thank you for being available and making the time to talk!

This is our website.
This is our Wefunder campaign.

Appreciate you checking it out and I look forward to hearing from you!

Clair Marie McDade RA | Founder & CEO

archneura

Archneura.com   Linkedin

Clair Marie McDade <clairmarie@archneura.com>   Mon, Apr 19, 2021 at 2:32 PM
To: allen.whitaker@stantec.com

Hi Allen,

Have you have a chance to take a look?

Let me know!

Clair Marie
[Quoted text hidden]
--
Clair Marie Wholean AIA
Founder & Director of Analytics
Archneura
917.674.5448



Gmail   Clair Marie McDade <clairmarie@archneura.com>

Introduction - Betty and Clair Marie

Clair Marie McDade <clairmarie@archneura.com>   Thu, Apr 29, 2021 at 2:44 PM
To: Betty Weiss <betty@uptowndc.com>
Cc: Lunchclub <hello@lunchclub.ai>, Clair Marie McDade <cw@archneura.com>

Betty,

Great talking to you!

Here is the source of the EPA data: 2018 Advancing Sustainable Materials Fact Sheet

Here is our wefunder campaign. Feel free to share with anyone you think might be interested!

I wish you much success on your journey of finding your next step, and look forward to keeping in touch.

Clair Marie McDade RA | Founder & CEO

archneura

Archneura.com   Linkedin

[Quoted text hidden]



Gmail   Clair Marie McDade <clairmarie@archneura.com>

Invest to Improve Building Quality

Clair Marie McDade <clairmarie@archneura.com>   Thu, May 13, 2021 at 11:31 AM
To: aaron.wiltshire@gmail.com

Hi Aaron,

I'm reaching out to share that my startup, Archneura is doing a crowdfunding campaign on Wefunder. We are working to change the real estate industry by lengthening building lifespan, which will reduce waste and help owners reduce the total cost of ownership. I hope you will consider making an investment in this very important mission.

Many thanks for considering,

Clair Marie McDade RA | Founder & CEO

archneura

Archneura.com   Linkedin

 Gmail

Reaching out about my Startup
1 message

Clair Marie McDade <clairmarie@archneura.com>   Thu, Apr 15, 2021 at 8:00 AM
To: cale@fajenbrown.com

Hi Cale,

You will remember me as an architect with a firm called Archfina. I have shifted gears and am now working on a startup called Archneura.

I'm reaching out to share some exciting news... we are doing a crowdfunding campaign! The primary need for our raise is to finance a patent application. I would be grateful if you could check out our Wefunder page and consider investing.

You can also support us by sharing my posts on Linkedin or introducing us to potential investors or customers.

Thank you in advance for taking a look!

Clair Marie McDade RA | Founder & CEO

archneura

Archneura.com   Linkedin



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Less than 3% of applicants are accepted. We only consider those who provide personal references. Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   